UNITED  STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I.           GENERAL IDENTIFYING INFORMATION

1.  Reason fund is applying to deregister (check only one; for descriptions, see Instruction I above):

(X) Merger

(  ) Liquidation

(  ) Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

(  ) Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.  Name of fund:  Madison Mosaic Government Money Market Trust.

3.  Securities and Exchange Commission File No.: 811-2910.

4.  Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

Amendment (  ) Initial Application (X)

5.  Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

500 Science Drive, Madison, WI  53711.

6.  Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Pamela M. Krill
Chief Legal Officer
Madison Investment Advisors, LLC
550 Science Drive, Madison, WI  53711
608-216-9147

7.  Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act (17 CFR 270.3Ia-1, .31a-2):

Madison Asset Management, LLC
550 Science Drive
Madison, WI  53711
608-274-0300

State Street Bank & Trust
801 Pennsylvania
Kansas City, MO 64105
Attention: Vice President, Mutual Funds
816-871-4100

And

U.S. Bancorp Fund Services, LLC
615 E. Michigan Street
Milwaukee, WI 53202
414-765-5725

8.  Classification of fund (check only one):

(X) Management company;

(  ) Unit investment trust; or

(  ) Face-amount certificate company.

9.  Subclassification if the fund is a management company (check only one):

(X) Open-end  (  )  Closed-end

10.  State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.  Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Adviser:
Madison Investment Advisors, LLC
550 Science Drive,
Madison, WI  53711
608-274-0300

Subadviser(s):
None

12.  Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

MFD Distributor, LLC (formerly known as Mosaic Funds Distributor, LLC)
8777 N. Gainey Center Drive, Suite 220
Scottsdale, AZ  85258
480-443-9537

13.  If the fund is a unit investment trust ("UIT") provide: Not Applicable.

(a) Depositor's name(s) and addressees):

(b) Trustee's name(s) and addressees):

14.  Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

(  ) Yes  (X) No

If Yes, for each UIT state:

Name(s):
File No.: 811
Business Address:

15.  (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

(X) Yes  (  ) No

If Yes, state the date on which the board vote took place: November 6, 2012.

If No, explain:

(b)  Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

(X) Yes  (  ) No

If Yes, state the date on which the shareholder vote took place: March 27, 2013.

If No, explain:

II.           DISTRIBUTIONS TO SHAREHOLDERS

16.   Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

(X) Yes  (  ) No

(a) If Yes, list the date(s) on which the fund made those distributions:  April 19, 2013

(b) Were the distributions made on the basis of net assets?

(X) Yes  (  ) No

(c) Were the distributions made pro rata based on share ownership?

(X) Yes  (  ) No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: Not Applicable.

 (e) Liquidations only:  Were any distributions to shareholders made in kind? Not Applicable.

(  ) Yes  (  ) No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: Not Applicable.

Has the fund issued senior securities?

(  ) Yes  (  ) No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

(X) Yes  (  ) No

If  No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19.  Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

(  ) Yes  (X) No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.           ASSETS AND LIABILITIES

20.  Does the fund have any assets as of the date this form is filed? (See question 18 above)

(  ) Yes  (X) No

If  Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

(  ) Yes  (  ) No

21.  Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

(  ) Yes  (X) No

If  Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.	INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses:  $1,967

(ii) Accounting expenses: $3,000

(iii) Other expenses (list and identify separately):

Transfer agent conversion costs: $5,960
Tax services: $6,900
Proxy and solicitation costs: $2,022
Contract termination and printing costs: $1,433

(iv) Total expenses (sum of lines (i)-(iii) above): $21,281

(b) How were those expenses allocated? All expenses were allocated to the investment adviser as disclosed in the prospectus/proxy statement filed for Madison Funds (see File Number 333-185872).

(c) Who paid those expenses? Madison Investment Advisors, LLC, as disclosed in the prospectus/proxy statement filed for Madison Funds (see File Number 333-185872).

(d) How did the fund pay for unamortized expenses (if any)? There were no unamortized expenses.

23.  Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

(  ) Yes  (X) No

If  Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.           CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

(  ) Yes  (X) No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.  Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

(  ) Yes  (X) No

If Yes, describe the nature and extent of those activities:

VI.           MERGERS ONLY

26.  (a) State the name of the fund surviving the Merger:  Madison Cash Reserves Class A, a series of Madison Funds.

(b) State the Investment Company Act file number of the fund surviving the Merger: 811-08261

(c) If the merger or  reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:   A prospectus/proxy statement pursuant for Form N-14 was originally filed for Madison Funds, File Number 333-185872, on January 3, 2013.  The form of agreement and plan of reorganization for the Merger was included in Part A of that filing.

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.  Not Applicable.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Madison Mosaic Government Money Market Trust, (ii) he or she is the President of Madison Mosaic Government Money Market Trust and Executive Director of Madison Investment Advisors, LLC, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature)

Katherine L. Frank
President

Date:  May 2, 2013